SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                             --------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                         ENHANCED SERVICES COMPANY, INC.
                                (NAME OF ISSUER)

                                  Common Stock
                         (TITLE OF CLASS OF SECURITIES)

                                 29-331C-20-1
                                 (CUSIP NUMBER)

                                  March 6, 1998
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

      [ ]   Rule 13d-1(b)
      [X]   Rule 13d-1(c)
      [ ]   Rule 13d-1(d)
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CUSIP NO.     29-331C-20-1            13G                      Page 2 of 7 Pages
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1       Name of Reporting Persons       RICHARD A. FISHER, AS TRUSTEE

        S.S. or I.R.S. Identification No.s of Above Persons
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2       Check the Appropriate Box if A Member of a Group*     (a) [ ]
                                                              (b) [x]
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3        SEC Use Only

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4        Citizenship or Place of Organization            U.S.A.

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Number of           5   Sole Voting Power             0
Shares              ------------------------------------------------------------
Beneficially        6   Shared Voting Power     869,573
Owned               ------------------------------------------------------------
By Each             7   Sole Dispositive Power  0
Reporting           ------------------------------------------------------------
Person With         8   Shared Dispositive Power      0
--------------------------------------------------------------------------------
9         Aggregate Amount Beneficially Owned by Each Reporting Person

          869,573 Shares
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10       Check Box if the Aggregate Amount in Row (9) Excludes
         Certain Shares*                  o
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11       Percent of Class Represented by Amount in Row (9)     77.2%
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12         Type of Reporting Person*

             OO
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      *SEE INSTRUCTIONS BEFORE FILLING OUT!
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                                                               Page 3 of 7 Pages

                           STATEMENT FOR SCHEDULE 13G

ITEM 1(A).  NAME OF ISSUER:

      Enhanced Services Company, Inc.

ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

      16000 Barkers Point Lane, Houston Texas 77079

ITEM 2(A).  NAME OF PERSONS FILING:

      Richard A. Fisher, as Trustee under the Voting Trust Agreement dated March 6, 1998 (the "Agreement") among the Trustee, the issuer, Netvest Capital Partners LP, a Delaware limited partnership, Kenneth M. Duckman and Ralph LaBarge.

ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR IF NONE, RESIDENCE:

      P.O. Box 359
      Newport, Rhode Island 02840

ITEM 2(C).  CITIZENSHIP OR PLACE OF ORGANIZATION:

      U.S.A.

ITEM 2(D).  TITLE OF CLASS OF SECURITIES:

      Common Stock

ITEM 2(E).  CUSIP NUMBER:

      29-331C-20-1

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS. 240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

      (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

      (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

      (c) [ ] Insurance company as defined in section 3(a)(19) of the Act
              (15 U.S.C. 78c).
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                                                               Page 4 of 7 Pages

      (d) [ ] Investment company registered under section 8 of the of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

      (e) [ ] An investment adviser in accordance with ss. 240.13d-1(b)(1)(ii)(E);

      (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

      (g) [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

      (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

      (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

      (j) [ ] Group, in accordance with ss. 240.13d-1(b)(1)(ii)(J).

  If this statement is filed pursuant to ss. 240.13d-1(c), check this box [X].

ITEM 4.     OWNERSHIP.

      (a)   Amount beneficially owned:   869,573 Shares

      Richard A. Fisher is making this filing because he may be deemed to be the beneficial owner of such shares under Rule 13d-3. Pursuant to Rule 13d-4, Mr. Fisher hereby expressly disclaims beneficial ownership of such shares. Mr. Fisher is the Trustee under the Voting Trust Agreement dated March 6, 1998 (the "Agreement") among the Trustee, the issuer, Netvest Capital Partners LP, a Delaware limited partnership, Kenneth M. Duckman and Ralph LaBarge. Pursuant to the Agreement, the Trustee is required, after consultation with the respective holders of the shares which are held in trust by him as Trustee to vote the shares in a manner to assure a continued listing of issuer on the Nasdaq SmallCap Market. Under the Agreement, the Trustee has no authority to direct the voting of the shares and is required to vote such shares consistent with the directions of the holders of the shares. Under the Agreement, the Trustee has no authority to sell or otherwise dispose of the shares.

      Mr. Fisher expressly disclaims membership in a "group" for purposes of Rule 13d-5 and does not affirm the existence of such a group. None of the respective holders of shares under the Agreement have agreed to act together for purposes of acquiring, holding, voting or disposing of the shares.

      (b)   Percent of class: 77.2%*

         * Calculated on the basis of 1,126,474 shares outstanding as disclosed in the issuer's Form 10K for the fiscal year ended November 30, 1997.

      (c) Number of shares as to which the person has:
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                                                               Page 5 of 7 Pages

            (i)   Sole power to vote or to direct the vote:  0 shares

                  See the response to Item 4(a) above.

            (ii)  Shared power to vote or to direct the vote: 869,573 Shares

                  See the response to Item 4(a) above.

            (iii) Sole power to dispose or to direct the disposition of: 0 shares

                  See the response to Item 4(a) above.

            (iv) Shared power to dispose or to direct the disposition of: 0 shares

                  See the response to Item 4(a) above.

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

      Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

      Not applicable.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

      Not applicable.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP.

      Not applicable.

ITEM 10.    CERTIFICATIONS.

      (a)   Not applicable.

      (b) The following certification shall be included if the statement is filed pursuant to ss. 240.13d-1(c):
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                                                               Page 6 of 7 Pages

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction have that purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: March 16, 1998
                                   /s/ Richard A. Fisher
                                       Richard A. Fisher, as Trustee